Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

February 28, 2022

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 203 (“PEA No. 203”), which was filed on December 22, 2021 for the purpose of registering the AdvisorShares DRONELIFE ETF (the “Fund”) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. Please provide the completed fee table and expense example in advance of the effective date giving adequate time for the staff to review.

Response. The Trust represents that the completed fee table and expense example are provided in the attached appendix.

2.	Comment. How does the Fund anticipate complying with Rule 35d-1? Will there be an 80% investment policy pursuant to the rule? How do semiconductors and other named industry group, industries, and sub-industries relate to drones?

Response. The Trust represents that the use of DRONELIFE in the Fund’s name is a reference to DRONELIFE.com, which, as disclosed in the Fund’s principal investment strategy, is an online publication website that addresses the commercial market for drones and drone technology and is used by the Fund’s investment adviser to identify companies that are directly or indirectly involved in the development, research, or utilization of unmanned aerial vehicles, otherwise known as drones, as well as companies that provide support services and supplies to companies conducting such activities. The Trust represents, therefore, that the requirements of Rule 35d-1 are not applicable to the Fund’s name.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 28, 2022

According to the Fund’s investment adviser, the GICS industry groups, industries, and sub-industries named in the Fund’s principal investment strategy are the industry groups, industries, and sub-industries in which companies that are directly or indirectly involved in the development, research, or utilization of drones, as well as companies that provide support services and supplies to companies conducting such activities, are classified.

3.	Comment. Please supplementally explain whether the Fund is a party to the agreement with DRONEFILE.com.

Response. The Trust represents that the Fund is not a party to the agreement with DRONELIFE.com.

4.	Comment. Is the Fund’s investment adviser affiliated with DRONELIFE.com?

Response. The Trust represents that the Fund’s investment adviser is not affiliated with DRONELIFE.com.

5.	Comment. Please consider arranging the principal risks in order of importance rather than alphabetically such that the most significant appears first (see ADI 2019-08).

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

6.	Comment. Please note that the SEC staff suggests adding a cybersecurity risk factor to the Fund’s prospectus.

Response. The Trust represents that a cybersecurity risk factor has been added to the Fund’s prospectus.

7.	Comment. Please consider whether it would be more appropriate to tailor the Fund’s industry concentration policy to the drone industry.

Response. The Trust represents that Global Industry Classification Standard does not have a drone industry and that, in light of the Fund’s principal investment strategy, the industry named in the Fund’s industry concentration policy is an appropriate industry in which to concentrate.

8.	Comment. With respect to “Acceptance of Orders for Creation Units” in the Statement of Additional Information, please confirm that revisions have been made to the language consistent with the staff’s recent comments about this disclosure.

Response. The Trust represents that the language included in the Fund’s SAI reflects the revisions the staff has recently requested.

*     *     *     *     *

February 28, 2022

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.64%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.58%
TOTAL ANNUAL OPERATING EXPENSES	1.22%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.23%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/EXPENSE REIMBURSEMENT	0.99%

(a)	Based on estimated amounts for the current fiscal year.

(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.99% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period. If it becomes unnecessary for the Advisor to waive fees or reimburse expenses, the Trust’s Board of Trustees may permit the Advisor to retain the difference between the Fund’s total annual operating expenses and the expense limitation currently in effect, or, if lower, the expense limitation that was in effect at the time of the waiver and/or reimbursement, to recapture all or a portion of its prior fee waivers or expense reimbursements within three years of the date they were waived or reimbursed.

	1 YEAR	3 YEARS
AdvisorShares DRONELIFE ETF	$101	$364

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